Mail Stop 6010

								June 27, 2005


Gregory P. Hanson, CMA
Chief Financial Officer and Secretary
Avanir Pharmaceuticals
11388 Sorrento Valley Road
San Diego, California 92121

	Re:	Avanir Pharmaceuticals
		Registration Statement on Form S-3
		Filed June 20, 2005
		File No. 333-125979

Dear Mr. Hanson:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Securities, page 4

1. Please revise the Description of Securities section so it contains
the information required by Item 202 of Regulation S-K.  See Item
9
of Form S-3. This information should currently be available with respect to almost all of the terms of the securities that may be offered. Terms that are not currently knowable, such as the interest rate and maturity date for the debt securities, may be provided by prospectus supplement, and the base prospectus should list and describe generally the terms that will be provided at a later date.

Item 16. Exhibits, page II-1

2. We note the footnote disclosure stating the form of indenture will be filed by amendment or with a Form 8-K, if applicable. Please note that the form of indenture must be filed prior to effectiveness so that it may be qualified, as required by Section 309(a) of the Trust
Indenture Act. Please file the form of indenture with a pre-effective amendment.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Stephen C. Ferruolo
	Ryan A. Murr
	Heller Ehrman LLP
	4350 La Jolla Village Drive, 7th Floor
	San Diego, California 92122-1246
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Gregory P. Hanson, CMA
Avanir Pharmaceuticals
June 27, 2005
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